NEWS RELEASE
Contacts:
Margaret Boyce
Investor Relations
+1.312.255.5784
margaret.boyce@diamondconsultants.com
David Moon
Media Relations
+1.312.255.4560
david.moon@diamondconsultants.com
Diamond Management & Technology Consultants, Inc. Announces
Preliminary Results of Dutch Auction Tender Offer

Company expects to acquire 2.65 million shares at $6.00 per share
CHICAGO, March 12, 2008—Diamond Management & Technology Consultants, Inc. (NASDAQ: DTPI), a management and technology consulting firm, today announced the preliminary results of its “Dutch auction” tender offer, which expired at 12:00 midnight on Tuesday, March 11, 2008.
Based on the preliminary count by the Depository Agent for the tender offer, Diamond expects to acquire approximately 2.65 million shares of its common stock at a price of $6.00 per share for a total purchase price of approximately $15.9 million. These shares represent approximately 9% of the 29.7 million shares outstanding as of February 29, 2008.
The number of shares to be purchased and the price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the Depository Agent of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.
Morgan Stanley served as Dealer Manager for the tender offer. BNY Mellon Shareowner Services served as the Depository Agent and Information Agent for the tender offer. Shareholders and investors who have questions or need information about the tender offer may contact BNY Mellon Shareowner Services, the Information Agent for the offer, by calling toll free within the U.S., Canada or Puerto Rico at (877) 244-8810 (all others may call collect at 1-201-680-6579).
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Diamond Management & Technology Consultants, Inc. Announces Preliminary Results of Dutch Auction Tender Offer
About Diamond
Diamond is a management and technology consulting firm. Recognizing that information and technology shape market dynamics, Diamond’s small teams of experts work across functional and organizational boundaries to improve growth and profitability. Since the greatest value in a strategy, and its highest risk, resides in its implementation, Diamond also provides proven execution capabilities. We deliver three critical elements to every project: fact-based objectivity, spirited collaboration and sustainable results. Diamond is headquartered in Chicago, with offices in New York, Washington, D.C., Hartford, London and Mumbai. Diamond is publicly traded on the Nasdaq Global Select Market under the symbol “DTPI.” To learn more, visit www.diamondconsultants.com
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